SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 19)*

                                 Name of Issuer
                            BALDOR ELECTRIC COMPANY

                         Title of Class of Securities
                                 COMMON STOCK

                                 CUSIP Number
                                  057741-10-0

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).











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CUSIP No.  057741-10-0


1.      Name of reporting persons:                    Roland S. Boreham, Jr.

        S.S. or I.R.S. identification no. of above persons:  ###-##-####

2.      Check the appropriate box if a member of a group
        (See Instructions):

                                                           (a)     __________

                                                           (b)     __________

3.      SEC use only:                                              __________

4.      Citizenship or place of organization:                 U.S. Citizen




Number of shares beneficially owned by each reporting person with (5-8):

5.      Sole voting power:                           1,506,989     shares

6.      Shared voting power:                         122,948       shares

7.      Sole dispositive power:                      1,506,989     shares

8.      Shared dispositive power:                    122,604       shares

9.      Aggregate amount beneficially
        owned by each reporting person:              1,628,937     shares

10.     Check if the aggregate amount in row (9)
        excludes certain shares (see instructions):                ________

11.     Percent of class represented by amount in row (9):         4.5%

12.     Type of reporting person (see instructions):               IN


















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Item 1    (a)   Name of issuer:                 Baldor Electric Company

          (b)   Address of issuer's
                principal executive offices:    5711 R.S. Boreham, Jr. Street
                                                Fort Smith, AR 72908

Item 2    (a)   Name of person filing:                 Roland S. Boreham, Jr.

          (b)   Address of principal business
                office, if none, residence:     5711 R.S. Boreham, Jr. Street
                                                Fort Smith, AR 72908

          (c)   Citizenship:                           United States

          (d)   Title of class of securities:          Common Stock

          (e)   CUSIP number:                          057741-10-0

Item 3 If this Statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

          (a)   __________      Broker or Dealer registered under Section 15
                                of the Act.

          (b)   __________      Bank as defined in section 3(a)(6) of the Act.

          (c)   __________      Insurance Company as defined in section 3(a)
                                (19) of the Act.

          (d)   __________      Investment Company registered under section 8
                                of the Investment Company Act.

          (e)   __________      Investment Advisor registered under section
                                203 of the Investment Advisers Act of 1940.

          (f)   __________      Employee Benefit Plan, Pension Fund which is
                                subject to the provisions of the Employee
                                Retirement Income Security Act of 1974 or
                                Endowment Fund; see Sec. 240.13d-1(b)(1)(ii)
                                (F).

          (g)   __________      Parent Holding Company, in accordance with
                                Sec. 240.13d-1 (b)(ii)(G) (Note: See Item 7).

          (h)   __________      Group, in accordance with Sec. 240.13d-1(b)(1)
                                (ii)(H).











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Item 4          Ownership:

          If the percent of the class owned, as of December 31 of the year covered by the statement or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

          (a)   Amount Beneficially Owned:                   Not Applicable

          (b)   Percent of Class:                            Not Applicable

          (c)   Number of shares as to which such person has:

                (i)   sole power to vote or
                      to direct the vote:                    Not Applicable

                (ii)  shared power to vote or
                      to direct the vote:                    Not Applicable

                (iii) sole power to dispose or
                      to direct the disposition of:          Not Applicable

                (iv)  shared power to dispose or
                      to direct the disposition of:          Not Applicable

Item 5    Ownership of five percent or less of a class:      X

Item 6    Ownership of more that five percent on behalf
          of another person:                                 Not Applicable

Item 7    Identification and classification of the
          subsidiary which acquired the security
          being reported on by the Parent Holding Company:   Not Applicable

Item 8    Identification and classification of members
          of the group:                                      Not Applicable

Item 9    Notice of dissolution of group:                    Not Applicable

Item 10   Certification:                                     Not Applicable

















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SIGNATURE



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:                                        February 9, 1998

Signature:                                   / s /  Roland S. Boreham, Jr.

Name:                                        Roland S. Boreham, Jr.

Title:                                       Chairman




























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